

November 7, 2013

Via E-mail
Richard M. Osborne
Chief Executive Officer
Gas Natural Inc.
1 First Avenue South
Great Falls, Montana 59401

> **Re:     Gas Natural Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 1-34585**

Dear Mr. Osborne:

We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements of Gas Natural Inc. and Subsidiaries, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 6 – Credit Facilities and Long-Term Debt, page F-24

Debt Covenants, page F-28

1.  Reference is made to your debt covenant disclosures for certain subsidiaries.  In light of the disclosed restrictions, please tell us tell us: (i) the amount of restricted net assets of

consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. Please also tell us whether any regulatory provisions imposed by state public utility commissions or other agencies serve to restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or dividends. If so, please tell us how you evaluated these restrictions when considering (i) and (ii) above.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Part I – Financial Information

Item 1 – Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

Note 12 – Commitments and Contingencies, page F-22

2. Reference is made to your discussion of the January 23, 2013 Commission directive regarding NEO and Orwell GCR audits discussed in the first full paragraph on page F-23 and the related liabilities recorded. Please explain why you believed these amounts were allowable costs and why the PUCO subsequently determined such amounts were not allowable and subject to refund. In this regard, you may want to explain the nature of the disallowed costs. Refer to ASC 980-340-25-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jim Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc:     Donald R. Whiteman
        Corporate Controller